

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 5, 2006

via U.S. mail and facsimile

Raymond J. De Hont
Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P. O. Box 144
Harleysville, Pennsylvania   19438

> **RE: Met-Pro Corporation**
> **Form 10- K for the Fiscal Year Ended January 31, 2006**
> **Filed April 13, 2006**
> **File No. 1-07763**

Dear Mr. DeHont:

    We have reviewed your response letter dated September 19, 2006 and have the
following additional comments.

Form 10-K for the year ended January 31, 2006

Critical Accounting Policies and Estimates, page 19

1. We note your response to prior comment 1 of our letter dated August 23, 2006.
    Please confirm to us that you will update readers quarterly as to how actual results
    compare to the projections used in the last impairment test. In addition, please revise
    your proposed disclosures to include the following:

    - The specific assumptions related to your fair value estimate of the reporting unit
      for all periods presented.
    - The basis for these assumptions.
    - Historical context as to how your assumptions in past periods have compared to
      actual results in the past to give readers insight as to the potential variability of
      the assumptions underlying your current fair value estimates.

Note 10 – Other Income / (Expense), Net, page 45

2. We note your response to prior comment 2 of our letter dated August 23, 2006. We continue to believe the litigation charges that you incurred in defending yourself against allegations of infringement on the intellectual property rights of a competitor should be classified as an operating expense, as this expense resulted from the ordinary activities of your operations (i.e. manufacture and sale of products covered by patents) and the defense of your patents are critical to your ongoing operations. In addition, these litigation charges are not included in the types of expenses that Rule 5-03(9) of Regulation S-X defines as non-operating. Accordingly, please amend your 2005 Form 10-K to present the litigation charges of $135,292 and $1,292,242 for the fiscal years ended January 31, 2005 and 2004, respectively, as operating expenses.

    Furthermore, in regards to the gain/(loss) on the sale of property and equipment totaling ($13,131), $6,358 and ($24,906) for the fiscal years ended January 31, 2006, 2005 and 2004, respectively, please amend your 2005 Form 10-K to present these amounts within operating income. Refer to paragraph 45 of SFAS 144 for guidance.

Note 11 – Business Segment Data page 45

3. We note your response to prior comment 3 of our letter dated August 23, 2006. However, we are not persuaded that the operating segments within Product Recovery / Pollution Control or Fluid Handling Equipment are similar pursuant to paragraph 17 of SFAS 131. In particular, we note the following:
    - The nature of the products at each of your operating segments, with the possible exception of the corrosion-resistant plastic pumps at Sethco and Fybroc, do not appear to be similar. Specifically, we note that the operating segments within Product Recovery / Pollution Control produce product recovery and particulate collectors; water treatment compounds; fume hood exhaust systems, specialty blowers and industrial fans; air and water quality control systems; and air and water pollution control equipment. It is unclear how these products are similar. Similarly, it is unclear how the pumps and filters are similar for the purposes of aggregation, pursuant to paragraph 17.a of SFAS 131.
    - In light of the differences in the nature of the products at each operating segment, it appears that your customers and, in some cases, your distribution methods, vary. For example, it appears that Pristine's customers are municipalities, whereas Flex-Kleen's customers are industrial and consumer goods manufacturers. Similarly, Mefiag's customers appear to be in industries that require filters able to handle tough, corrosive applications, whereas Keystone appears to sell to industries that require custom-designed products such as the nuclear power industry, as well as medical equipment manufacturers and indoor air quality equipment manufacturers.
    - As previously stated, we note differences in the gross margin percentages, the operating margin percentages, and the trends in these percentages at your

operating segments, such that it does not appear that you meet the economic similarity criterion in paragraph 17 of SFAS 131. While we note your discussion of these differences in your response, we believe that these explanations further support a need for disaggregation, rather than an explanation of one-time anomalies, as we believe that your response, as well as more comprehensive discussion of each of your segments, would better assist readers in understanding your performance, assessing your prospects for future net cash flows and making more informed judgments about you, consistent with paragraph 3 of SFAS 131. For example:

o You state in your Form 10-Q for the second quarter of fiscal 2007 that revenues increased for the six months ended July 31, 2006, as compared to the same period last year, due to increased demand for your fume and odor control equipment. However, based on your current segment disclosures, it is unclear how your remaining operating segments performed.

o Similarly, you discuss deterioration in your second quarter gross margins due to (1) product mix and higher material costs and (2) a loss on one large project. However, it is unclear which operating segments were affected by these events. For example, it is unclear whether the change in product mix was due to (a) certain low gross margin operating segments performing better than other high gross margin operating segments or (b) changes in product mix within each of the operating segments. Reason (a) would further indicate that the operating segments are not economically similar and thus, should be disaggregated. It is also unclear which operating segments are vulnerable to rising material costs and the significance of those operating segments to you as a whole.

Accordingly, please restate your segment disclosures in your Form 10-K for the year ended January 31, 2006 and in your subsequent Form 10-Q's to separately present each operating segment, to the extent that it is greater than the thresholds in paragraph 18 of SFAS 131 and to the extent that you do not meet the 75% revenue threshold in paragraphs 20-21 of SFAS 131.

Note 13 – Contingencies, page 46

4. We note your response to prior comment 4 of our letter dated August 23, 2006. We do not agree with your interpretation of SFAS 5. Pursuant to FIN 39 and as further discussed in SoP 96-1.144 - .146, you should consider your exposures related to loss contingencies separately from any insurance recovery or reimbursement, as the plaintiffs and the insurance companies are not the same party. Insurance coverage does not *extinguish* loss contingencies you may have under asserted or unasserted claims against you, as the claimants have not released you. Instead, your insurance coverage effectively *reimburses* you for your costs. Further, because we assume that you would still be liable in the event of any financial difficulties experienced by your insurers, we believe investors should have detailed information regarding the nature

and extent of the loss exposures to which you are subject. Accordingly, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. In that regard, please tell us the amount of the loss contingency associated with your asbestos litigation, separately from the amount of any recovery from your insurance and confirm that you will record loss contingencies separately from the insurance receivable in future filings for all periods presented. In addition, please revise your proposed disclosures to discuss your asbestos loss contingencies separately from your insurance recoveries with respect to the following:

- The amount accrued (after you separately evaluate the loss contingency from the insurance recovery for accounting purposes, as discussed above);
- The range of reasonably possible additional loss. For example, if true, you should state that you are unable to estimate the range of reasonably possible additional loss and the reasons why;
- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
- The extent losses are be recoverable from third parties, including the extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery.
- Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.
- The timing of payments of accrued and unrecognized amounts;
- The material components of the accruals and significant assumptions underlying estimates;
- The total claims pending at each balance sheet date,
- The number of claims filed for each period presented;
- The number of claims dismissed;
- The number of claims otherwise resolved;
- The average costs per settled claim;
- The total damages alleged at each balance sheet date (Reg. S-K, Item 103). For example, if true, you should state that no case makes a specific allegation of damages;
- The aggregate settlement costs to date;
- The aggregate costs of administering and litigating the claims.

In your response, please show us what your revised disclosures will look like in future filings.

5. Similarly, with respect to prior comment 5 of our letter dated August 23, 2006, as stated above, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. Accordingly, please tell us the amount of the loss contingency associated with your other litigation, separately

from the amount of any recovery from your insurance, and confirm that you will
record loss contingencies separately from the insurance receivable in future filings for
all periods presented. Please also delete the phrase "and insurance coverage" in your
proposed disclosures. In addition, please also revise your proposed disclosures to
state the range of reasonably possible additional loss or to state that you are unable to
estimate this range. Alternatively, please confirm to us that this range (exclusive of
insurance recoveries) is not material.   In your response, please show us what your
revised disclosures will look like in future filings.

Form 10-Q for the quarters ended April 30, 2006 and July 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

6. We note that your gross margins in the second quarter of fiscal 2007 deteriorated as
    compared to the second quarter of fiscal 2006. Please tell us the extent to which your
    Flex-Kleen operating segment was affected by changes in product mix, higher
    material costs, and the loss on the large Product Recovery / Pollution Control
    Equipment project. Further, please tell us the extent to which the increase in your
    backlog relates to Flex-Kleen and either exceeds or falls short of the projections used
    in your goodwill impairment test performed in the fourth quarter of fiscal 2006.
    Additionally, please tell us the consideration you gave to these events in determining
    whether another goodwill impairment test was warranted, pursuant to paragraph 17 of
    SFAS 142. Finally, regardless of whether the events above have affected Flex-Kleen,
    please tell us and revise your future filings to provide greater insight as to which
    operating segments were affected by these events.

General

7. If you conclude that your prior filings should not be relied upon due to an error,
    please be advised that you are required to disclose the information listed under Item
    4.02(a) of Form 8-K within four days of your conclusion.

    Please tell us when you will file your restated Form 10-K and subsequent Form 10-
    Q's. We remind you that when you file your restated Form 10-K and subsequent
    Form 10-Q's, you should appropriately address the following:
    • an explanatory paragraph in the reissued audit opinion,
    • full compliance with SFAS 154, paragraphs 25 and 26,
    • fully update all affected portions of the document, including MD&A, selected
      financial data, and quarterly financial data,
    • updated Item 9A. disclosures should include the following:
      o a discussion of the restatement and the facts and circumstances surrounding it,

- o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
- o changes to internal controls over financial reporting, and
- o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief